UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

M-WAVE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

554034108

(CUSIP Number)

Istvan Benko, Esq.
TroyGould PC
1801 Century Park East, Suite 1600
Los Angeles, California 90067
(310) 553-4441

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 26, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554034108

1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Monarch Pointe Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	0
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0.0%

14.	Type of Reporting Person (See Instructions)	CO

INTRODUCTION

This Amendment No. 2 to Schedule 13D (the “Amendment”) is being filed by Monarch Pointe Fund, Ltd. to amend and supplement the Schedule 13D filed on February 21, 2007 with the Securities and Exchange Commission.  The prior Schedule 13D was filed pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, by Monarch Pointe Fund, Ltd., together with Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., M.A.G. Capital, LLC and David F. Firestone.  The Amendment only contains amendments and supplemental information reported by Monarch Pointe Fund, Ltd.

Only those Items amended are reported herein.

Item 2.	Identity and Background.

This amendment is filed by Monarch Pointe Fund, Ltd. regarding the Issuer’s securities directly owned by Monarch Pointe Fund, Ltd. (“MPF”).

The business address of MPF is Nemours Chambers, P.O. Box 3170, Road Town, Tortola, British Virgin Islands.

MPF currently is in liquidation.   Pursuant to an order issued by the Eastern Caribbean Supreme Court, in the High Court of Justice, British Virgin Islands, Mr. William Tacon serves as the liquidator of MPF and, as such, has control over the securities owned by MPF.  Mr. Tacon is a British citizen.  Mr. Tacon is a partner of Kroll (BVI) Limited, and his business address is c/o Kroll (BVI) Limited, PO Box 4571, Palm Grove House, 2nd Floor Wickhams Cay, Road Town Tortola, British Virgin Islands VG1110.

MPF previously filed its Schedule 13D together with M.A.G. Capital, LLC and the entities controlled by M.A.G. Capital, LLC pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.  However, since the appointment of Mr. Tacon as liquidator, MPF ceased to be controlled by M.A.G. Capital, LLC.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented by adding the following:

Items 5-11 of the cover page is incorporated herein by this reference.

Effective December 26, 2008, M-Wave International LLC (“MWI”) purchased all of the Issuer’s Common Stock, preferred stock, and warrants that MPF owned for cash considerations of $200,000.  In connection with the foregoing sale of securities, MPF also granted MWI a proxy to vote all shares of Common Stock that MPF is entitled to vote at the Issuer’s Annual Meeting of Stockholders to be held on December 30, 2008.  MWI is headed by Mr. Joseph Turek, currently the Issuer’s Chief Operating Officer, and Mr. Robert Duke, currently the Issuer’s President.  The securities that MPF sold to MWI consisted of 148,429 shares of outstanding Common Stock; 70,000 warrants issued July 25, 2008 that have a two year life exercisable at $0.16 per share; 3,375 shares of non-voting Series A Preferred Stock that are convertible into approximately 86,097 shares of Common Stock ($2.48 per share); and 22,400 shares of non-voting Series B Preferred Stock that are convertible into approximately 708,861 shares of Common Stock, ($2.48 per share).  As a result of the foregoing sale to MWI, MPF no longer owns any securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

(a)           MPF no longer directly owns any securities of the issuer.

(b)           MPF no longer directly owns any securities of the issuer.

(c)	The information set forth in Item 4 is incorporated herein by this reference.

(d)           No applicable.

(e)           Effective December 26, 2008 MPF sold all Issuer securities that it owned and, effective as of that date, ceased being a beneficial owner of more than five percent of any class of Issuer’s securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Item 4, on December 26, 2008, MPF granted MWI a proxy to vote all shares of Common Stock that MPF is entitled to vote at the Issuer’s Annual Meeting of Stockholders to be held on December 30, 2008.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is amended and supplemented by adding the following:

Proxy, dated December 24, 2008, granted by MPF to M-Wave International, LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2009	MONARCH POINTE FUND, LTD.

	By:	/s/ WILLIAM TACON
William Tacon, court appointed liquidator